Exhibit 99.1

Maris-Tech Announces Receipt of Nasdaq Conditional Compliance Determination Regarding Minimum Stockholders’ Equity Requirement

Rehovot, Israel, June 11, 2026 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global leader in artificial intelligence (“AI”)-based edge video processing technology, today announced that it has received a letter from the Listing Qualifications staff of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that Nasdaq has determined that the Company currently complies with the minimum stockholders’ equity requirement for continued listing on the Nasdaq Capital Market under Listing Rule 5550(b)(1).

As previously disclosed, on May 22, 2026, Nasdaq notified the Company that it was no longer in compliance with Listing Rule 5550(b)(1), which requires listed companies to maintain a minimum of $2,500,000 in stockholders’ equity. Based on the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission (the “SEC”) on June 10, 2026, Nasdaq has determined that the Company currently complies with Listing Rule 5550(b)(1). Nasdaq stated that it will continue to monitor the Company’s ongoing compliance with the minimum stockholders’ equity requirement and that, if at the time of the filling of its interim financial statements for the six month period ended June 30, 2026, the Company does not evidence compliance with such requirement, the Company’s securities may be subject to delisting proceedings.

About Maris-Tech Ltd.

Maris-Tech delivers AI-powered edge video solutions for mission-critical defense and security operations, enabling real-time situational awareness, intelligence gathering, and surveillance in bandwidth- and latency-constrained environments. Trusted by leading security organizations, Maris-Tech platforms are deployed across UAVs, UGVs, armored vehicles, and dismounted soldier systems, supporting missions that require ultra-low-latency video processing and onboard AI analytics. From intelligence collection in extreme conditions to AI-driven surveillance and terrain dominance, Maris-Tech masters the AI video pipeline at the edge through best-in-class SWaP-optimized, ruggedized computing solutions.

For more information, visit https://www.maris-tech.com/

Forward-Looking Statements Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it is discussing its ability to maintain compliance with Nasdaq’s continued listing requirements, including the minimum stockholders’ equity requirement, and the potential outcome of Nasdaq’s ongoing review of the Company’s compliance with applicable listing standards. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the Company’s ability to maintain compliance with the listing requirements of the Nasdaq Capital Market, including the minimum stockholders’ equity requirement; the Company’s ability to raise additional capital when needed; the impact of market conditions on the Company’s financial position and results of operations; the Company’s limited revenue and history of losses; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on May 15, 2026, and its other filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO
Tel: +972-72-2424022
Nir@maris-tech.com